UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES Exchange ACT OF 1934

For the month of December 2024

Commission File Number 001-39124

Centogene N.V.

(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

Management Board Matters

On December 24, 2024, Peter Bauer, M.D. notified the Supervisory Board (the “Supervisory Board”) of Centogene N.V. (the “Company”) of his resignation from his position as a member of the Management Board, effective as of June 30, 2025. Such resignation was not the result of any dispute with the Company or the Management Board on any matter relating to the operations, policies or practices of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2025

CENTOGENE N.V.

By:	/s/ Peter Bauer

Name:	Peter Bauer
Title:	Chief Medical and Genomic Officer

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